UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MIDWEST BANC HOLDINGS, INC.
(Name of Subject Company (Issuer))
MIDWEST BANC HOLDINGS, INC.
(Name of Filing Persons (Offeror))
Outstanding Depositary Shares, Each Representing a 1/100th Fractional Interest in a Share
of Series A Noncumulative Redeemable Convertible Perpetual Preferred Stock
(Title of Class of Securities)
598251205
(CUSIP Number of Class of Securities)

JoAnn Sannasardo Lilek
Executive Vice President and Chief Financial Officer
Midwest Banc Holdings, Inc.
501 West North Avenue
Melrose Park, Illinois 60160
(708) 865-1053
(Name Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copies to:

Daniel C. McKay II, Esq.	Timothy M. Sullivan, Esq.
John T. Blatchford, Esq.	Hinshaw & Culbertson, LLP
Jennifer Durham King, Esq.	222 N. LaSalle Street, Suite 300
Vedder Price P.C.	Chicago, Illinois 60601
222 N. LaSalle Street, Suite 2600	(312) 704-3000
Chicago, Illinois 60601
(312) 609-7500
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$1,267,875(1)	$71(2)

(1)	Estimated solely for the purpose of calculating the filing fee in accordance with Rules 0-11(a)(4) and 0-11(b)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and based on the market value of depositary shares (the “Depositary Shares”) representing fractional interests in the Series A Noncumulative Redeemable Convertible Perpetual Preferred Stock of the Offeror and assuming that 100% of the Depositary Shares are accepted for exchange.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11(a)(2) under the Exchange Act by multiplying the Transaction Valuation by 0.00005580. This filing fee is being offset against the registration fee previously paid in connection with the Offeror’s Registration Statement on Form S-4 filed on August 3, 2009, as amended.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid:	$276	Filing Party: Midwest Banc Holdings, Inc.
Form of Registration No.:	Form S-4 (333-160985)	Date Filed: August 3, 2009

Amount Previously Paid:		Filing Party:
Form of Registration No.:		Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO
          This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Midwest Banc Holdings, Inc. (the “Company”), a Delaware corporation, and relates to the Company’s offer to exchange any and all of the issued and outstanding depositary shares (“Depositary Shares”), each representing a 1/100th fractional interest in a share of the Company’s Series A Noncumulative Redeemable Convertible Perpetual Preferred Stock (the “Series A Preferred Stock”), for newly issued shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), upon the terms and subject to the conditions set forth in the prospectus, dated December 3, 2009 (as amended and supplemented from time to time, the “Prospectus”), which forms part of the Company’s Registration Statement on Form S-4 (File No. 333-160985) originally filed with the Securities and Exchange Commission on August 3, 2009 (as amended through the date hereof, the “Registration Statement”), and the related Letter of Transmittal, copies of which are filed as exhibits (a)(1)(A) and (a)(1)(B) to this Schedule TO (which, together with any amendments or supplements thereto, collectively constitutes the “Exchange Offer”).
          This Schedule TO is intended to satisfy the reporting requirements of Section 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1.	Summary Term Sheet.
          The information set forth in the Prospectus under the headings “QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER” and “SUMMARY—Summary Terms of the Exchange Offer” is incorporated by reference herein.

Item 2.	Subject Company Information.
(a)	Name and Address.
          The name of the subject company is Midwest Banc Holdings, Inc. and its principal executive offices are located at 501 West North Avenue, Melrose Park, Illinois 60160, and its telephone number is (708) 865-1053.
(b)	Securities.
          As of December 3, 2009, the Company had outstanding 1,725,000 Depositary Shares, $25.00 liquidation amount per share, representing 17,250 shares of the Series A Preferred Stock.
(c)	Trading Market and Price.
          The information set forth in the Prospectus under the heading “MARKET PRICE, DIVIDEND AND RELATED STOCKHOLDER MATTERS—Market Price of and Dividends on the Depositary Shares” is incorporated by reference herein.

Item 3.	Identity and Background of Filing Person.
(a)	Name and Address.
          The Company is the filing person. Its principal executive offices are located at 501 West North Avenue, Melrose Park, Illinois 60160, and its telephone number is (708) 865-1053.
          Pursuant to Instruction C to Schedule TO, the information set forth in the Prospectus under the heading “MANAGEMENT—Executive Officers and Directors” is incorporated by reference herein. No single person or group of persons controls the Company.

          The address and telephone number of each director and executive officer listed above is: c/o Midwest Banc Holdings, Inc., 501 West North Avenue, Melrose Park, Illinois 60160, and each person’s telephone number is (708) 865-1053.

Item 4.	Terms of the Transaction.
(a)	Material Terms.
          The information set forth in the Prospectus on the cover page, under the headings “QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER”, “SUMMARY—Summary Terms of the Exchange Offer,” “THE EXCHANGE OFFER”, “COMPARISON OF RIGHTS BETWEEN THE DEPOSITARY SHARES AND THE COMMON STOCK” and “CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS” is incorporated by reference herein.
(b)	Purchases.
          The information set forth in the Prospectus under the heading “THE EXCHANGE OFFER—Security Ownership” is incorporated by reference herein.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
(e)	Agreements Involving the Subject Company’s Securities.
          The information set forth in the Prospectus under the headings “SUMMARY—Background to the Transaction,” MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—Recent Developments,” “THE EXCHANGE OFFER—The Amendments and Other Proposals,” and “COMPARISON OF RIGHTS BETWEEN THE DEPOSITARY SHARES AND THE COMMON STOCK” is incorporated by reference herein.
          The Company is a party or will be party to the following agreements with respect to the Depositary Shares (which agreements are filed as exhibits through incorporation by reference to this Schedule TO):
•	Deposit Agreement, dated December 5, 2007, among the Company, Illinois Stock Transfer Company and the holders from time to time of the Depositary Receipts issued pursuant to the Deposit Agreement.

•	Voting Trust Agreement, dated as of December 3, 2009, between the Company and Illinois Stock Transfer Company, as Trustee.

Item 6.	Purposes of the Transaction and Plans or Proposals.
(a)	Purposes.
          The information set forth in the Prospectus under the headings “SUMMARY—Summary Terms of the Exchange Offer—Purpose of the Exchange Offer” and “THE EXCHANGE OFFER—Purpose and Background of the Transaction” is incorporated by reference herein.
(b)	Use of Securities Acquired.
          The information set forth in the Prospectus under the headings “THE EXCHANGE OFFER—Terms of the Exchange Offer—Generally” is incorporated by reference herein.

(c)	Plans.
          The information set forth in the Prospectus under the headings “SUMMARY—Background to the Transaction”, “SUMMARY—The Amendments and Other Proposals”, “RISK FACTORS”, “THE EXCHANGE OFFER”, “COMPARISON OF RIGHTS BETWEEN THE DEPOSITARY SHARES AND THE COMMON STOCK—Dividends and Distributions” and “COMPARISON OF RIGHTS BETWEEN THE DEPOSITARY SHARES AND THE COMMON STOCK—Listing”, is incorporated by reference herein.

Item 7.	Source and Amount of Funds or Other Consideration.
(a)	Source of Funds.
          The information set forth in the Prospectus under the headings “SUMMARY—Summary Terms of the Exchange Offer” and “THE EXCHANGE OFFER—Terms of the Exchange Offer” is incorporated by reference herein. The shares of the Company’s Common Stock to be issued as consideration in the Exchange Offer are available from our authorized but unissued shares of Common Stock. As no fractional shares of our Common Stock will be issued in the Exchange Offer, the number of shares of our Common Stock received by each registered holder whose Depositary Shares are accepted for exchange in the Exchange Offer will be rounded up or down to the nearest whole number, with any fractional share of 0.5 or greater being rounded up and any fractional share of less than 0.5 being rounded down.
(b)	Conditions.
          Not applicable.
(d)	Borrowed Funds.
          Not applicable.

Item 8.	Interest in Securities of the Subject Company.
(a)	Securities Ownership.
          Other than as set forth in the Prospectus under the heading “THE EXCHANGE OFFER—Security Ownership”, which information is incorporated herein by reference, none of the Company nor, to the knowledge of the Company after making reasonable inquiry, any of the executive officers or directors of the Company, or any “associate” or majority-owned subsidiary of any such person, has any beneficial interest in the Depositary Shares. The term “associate” is defined under Rule 12b-2 under the Exchange Act.
(b)	Securities Transactions.
          Other than as set forth in the Prospectus under the heading “THE EXCHANGE OFFER—Security Ownership”, which information is incorporated herein by reference, during the 60 days preceding the date hereof, none of the Company nor, to the knowledge of the Company after making reasonable inquiry, any of the executive officers or directors of the Company, or any “associate” or majority-owned subsidiary of the Company, or any executive officer or director of the Company’s subsidiaries, has engaged in any transactions in the Depositary Shares.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.
(a)      Solicitations or Recommendations.
          The information set forth in the Prospectus under the headings “THE EXCHANGE OFFER—Exchange Agent”, “THE EXCHANGE OFFER—Information Agent” is incorporated by reference herein.

Item 10.	Financial Statements.
(a)      Financial Information.
          The information set forth in the Prospectus under the heading “SELECTED FINANCIAL DATA” is incorporated by reference herein. In addition, the financial statements and other financial information on pages F-1 to F-73 are incorporated herein by reference.
(b)      Pro Forma Information.
          The information set forth in the Prospectus under the headings “UNAUDITED PRO FORMA FINANCIAL INFORMATION” and “CAPITALIZATION” is incorporated by reference herein.

Item 11.	Additional Information.
(a)      Agreements, Regulatory Requirements and Legal Proceedings.
          The information set forth in the Prospectus under the heading “THE EXCHANGE OFFER—Conditions of the Exchange Offer” is incorporated by reference herein.
(b)      Other Material Information.
          Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Prospectus, dated December 3, 2009, including the proxy statements for the special meeting of the holders of the Series A Preferred Stock and the special meeting of the holders of the Common Stock included as annexes thereto (incorporated by reference to the Registration Statement).

(a)(1)(B)	Letter of Transmittal for Depositary Shares (incorporated by reference to Exhibit 99.1 to the Registration Statement).

(a)(1)(C)	Letter to Brokers regarding Exchange Offer (incorporated by reference to Exhibit 99.3 to the Registration Statement).

(a)(1)(D)	Notice of Withdrawal (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(E)	Broker Alert regarding Exchange Offer (incorporated by reference to Exhibit 99.4 to the Registration Statement).

Exhibit No.	Description

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Exhibit (a)(1)(A) is incorporated by reference.

(a)(5)	Press Release, dated July 28, 2009, entitled “Midwest Banc Holdings, Inc. Announces Adoption of Capital Plan” (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed July 29, 2009).

(b)	Not Applicable.

(d)(1)	Amended and Restated Certificate of Incorporation, as amended, of the Company (incorporated by reference to Exhibit 4.01 to the Company’s Form 10-Q for the quarter ended September 30, 2007, File No. 001-13735).

(d)(2)	Certificate of Designation for the Series A Preferred Stock (incorporated by reference to the Registrant’s Report on Form 8-K filed December 7, 2007, File No. 001-13735).

(d)(3)	Deposit Agreement, dated December 5, 2007, among the Company, Illinois Stock Transfer Company and the holders from time to time of the Depositary Receipts issued pursuant to the Deposit Agreement (incorporated by reference to the Company’s Report on Form 8-K filed December 7, 2007, File No. 001-13735).

(d)(4)	Warrant, dated December 5, 2008, issued by the Company to the United States Department of the Treasury (incorporated by reference to the Company’s Report on Form 8-K filed December 8, 2008, File No. 001-13735).

(d)(5)	Form of Voting Trust Agreement, dated as of December 3, 2009, between the Company and Illinois Stock Transfer Company, as trustee (incorporated by reference to Exhibit 9.1 to the Registration Statement).

(g)	Broker Alert regarding Exchange Offer (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(h)	Opinion of Vedder Price P.C. (incorporated by reference to Exhibit 8.1 to the Registration Statement).

Item 13.	Information Required by Schedule 13E-3.
          Not applicable.

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MIDWEST BANC HOLDINGS, INC.
By:	/s/ JoAnn Sannasardo Lilek
	Name:	JoAnn Sannasardo Lilek
	Title:	Executive Vice President and Chief Financial Officer

Date:	December 3, 2009

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Prospectus, dated December 3, 2009 (incorporated by reference to the Registration Statement).

(a)(1)(B)	Letter of Transmittal for Depositary Shares (incorporated by reference to Exhibit 99.1 to the Registration Statement).

(a)(1)(C)	Letter to Brokers regarding Exchange Offer (incorporated by reference to Exhibit 99.3 to the Registration Statement).

(a)(1)(D)	Notice of Withdrawal (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(E)	Broker Alert regarding Exchange Offer (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Exhibit (a)(1)(A) is incorporated by reference.

(a)(5)	Press Release, dated July 28, 2009, entitled “Midwest Banc Holdings, Inc. Announces Adoption of Capital Plan” (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed July 29, 2009).

(b)	Not Applicable.

(d)(1)	Amended and Restated Certificate of Incorporation, as amended, of the Company (incorporated by reference to Exhibit 4.01 to the Company’s Form 10-Q for the quarter ended September 30, 2007, File No. 001-13735).

(d)(2)	Certificate of Designation for the Series A Preferred Stock (incorporated by reference to the Registrant’s Report on Form 8-K filed December 7, 2007, File No. 001-13735).

(d)(3)	Deposit Agreement, dated December 5, 2007, among the Company, Illinois Stock Transfer Company and the holders from time to time of the Depositary Receipts issued pursuant to the Deposit Agreement (incorporated by reference to the Company’s Report on Form 8-K filed December 7, 2007, File No. 001-13735).

(d)(4)	Warrant, dated December 5, 2008, issued by the Company to the United States Department of the Treasury (incorporated by reference to the Company’s Report on Form 8-K filed December 8, 2008, File No. 001-13735).

(d)(5)	Voting Trust Agreement, dated as of December 3, 2009, between the Company and Illinois Stock Transfer Company, as trustee (incorporated by reference to Exhibit 9.1 to the Registration Statement).

Exhibit No.	Description

(g)	Broker Alert regarding Exchange Offer (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(h)	Opinion of Vedder Price P.C. (incorporated by reference to Exhibit 8.1 to the Registration Statement).